SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 31 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Scottish  Power plc ("the  Company")  announces,  resultant  from the recent  return on  capital,  completed  on 22 May 2006,  that the following PDMRs hold new ordinary shares and where applicable, B shares in the Company as follows:-

PDMR                                 New Ordinary Shares*                       B Shares*

Euan Baird                                              92,186                        38,717

Donald Brydon                                            2,380                           Nil

John A Campbell                                       **12,167                       **1,288

Keith Cochrane                                         **4,885                         **318

Sheelagh Duffield                                      **4,148                          **16

Stephen Dunn                                          **12,447                       **1,288

Terry Hudgens                                           60,320                           Nil

Nolan Karras                                            35,105                           Nil

Simon Lowth                                             22,910                           Nil

Willie MacDiarmid                                     **22,497                       **1,489

Charles Miller Smith                                     8,730                           Nil

Susan Reilly                                          **11,200                       **1,489

Nick Rose                                                4,467                           Nil

David Rutherford                                      **11,831                       **1,288

Nancy Wilgenbusch                                        1,714                           Nil

*   All less than 1% of the issued share capital

** Includes shares under the Employee Share Ownership Plan

Donald McPherson, Deputy Company Secretary
Telephone: 0141 566 4798
31 May 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 31, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary